As filed with the Securities and Exchange Commission on March 15, 1996

                                             Registration No. 333-00991



                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM N-14



REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        / X /



        PRE-EFFECTIVE AMENDMENT NO. 1                          / X /



        POST-EFFECTIVE AMENDMENT NO.                         /   /




                    OPPENHEIMER MONEY MARKET FUND, INC.
            (Exact Name of Registrant as Specified in Charter)


           3410 South Galena Street, Denver, Colorado 80231-5099
                 (Address of Principal Executive Offices)


                               212-323-0200
                      (Registrant's Telephone Number)


                          Andrew J. Donohue, Esq.
                Executive Vice President & General Counsel
                          OppenheimerFunds, Inc.
           Two World Trade Center, New York, New York 10048-0203
                              (212) 323-0256
                  (Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective. (Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective on March 18, 1996, pursuant to Rule 488.





No filing fee is due because the Registrant has previously registered an indefinite number of shares under Rule 24f-2; a Rule 24f-2 notice for the year ended December 31, 1996 was filed on February 28, 1996.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Reg. No. 2-49887; 811-3454).

                    CONTENTS OF REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

               Front Cover
               Contents Page
               The Cross-Reference Sheet previously filed with Registrant's N-14, 2/16/96, is incorporated herein by reference.


               Part A

               The Proxy Statement for Connecticut Mutual Liquid Account
               (Part A) previously filed with Registrant's N-14,    2/16/96,
               is incorporated herein by reference.
               Prospectus for Oppenheimer Money Market Fund, Inc.

               Part B

               The Statement of Additional Information (Part B) previously
               filed with Registrant's N-14, 2/16/96, is    incorporated
               herein by reference.


               Part C

               The Other Information (Part C) previously filed with Registrant's N-14, 2/16/96, is incorporated herein by reference.
               Signatures

                    OPPENHEIMER MONEY MARKET FUND, INC.
                  Supplement Dated January 5, 1996 to the
                       Prospectus dated May 1, 1995

The following changes are made to the Prospectus:

1. The name "Oppenheimer Management Corporation" is changed to "OppenheimerFunds, Inc." in "Expenses - Annual Fund Operating Expenses," "A Brief Overview of the Fund - Who Manages The Fund," "How the Fund is Managed-The Manager and Its Affiliates" and the back cover page of the Prospectus. The name "Oppenheimer Funds Distributor, Inc." is changed to "OppenheimerFunds Distributor, Inc." in "How the Fund is Managed - The Distributor," "How to Buy Shares - Buying Shares Through the Distributor" and the back cover page of the Prospectus. The name "Oppenheimer Shareholder Services" is changed to "OppenheimerFunds Services" on the front and back cover pages of the Prospectus, in "How the Fund is Managed
- the Transfer Agent" and in "How to Sell Shares - Selling Shares by
Mail."

2. In "How to Exchange Shares," new second and third sentences are added to the first paragraph of the section on page 21 as follows:

When Class A shares acquired by exchange of Class A shares of other Oppenheimer funds purchased subject to a Class A contingent deferred sales charge are redeemed within 18 months of the end of the calendar month of the initial purchase of the exchanged Class A shares, a contingent deferred sales charge Class A contingent deferred sales charge may be deducted from the proceeds. That sales charge will be equal to 1.0% of either (1) of the aggregate net asset value of the redeemed shares (not including shares purchased by reinvestment of dividends or capital gain distributions) or (2) the original cost of the shares, whichever is less. However, the Class A contingent deferred sales charge will not exceed the aggregate commissions the Distributor paid to your dealer on all Class A shares of all Oppenheimer funds you purchased subject to the Class A contingent deferred sales charge.


January 5, 1996

Money Market Fund, Inc.


Prospectus dated May 1, 1995



  Oppenheimer Money Market Fund, Inc. (the "Fund") is a no-load "money market" mutual fund. As its objective, the Fund seeks the maximum current income that is consistent with stability of principal. The Fund seeks to achieve this objective by investing in "money market" securities meeting specific credit quality standards. Please refer to "Investment Objective and Policies" for more information about the types of securities the Fund invests in.

  An investment in the Fund is neither insured nor guaranteed by the U.S. Government. While the Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that the Fund will be able to do so.

  This Prospectus explains concisely what you should know before investing in the Fund. Please read this Prospectus carefully and keep it for future reference. You can find more detailed information about the Fund in the May 1, 1995, Statement of Additional Information. For a free copy, call Oppenheimer Shareholder Services, the Fund's Transfer Agent, at 1-800-525-7048, or write to the Transfer Agent at the address on the back cover. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated into this Prospectus by reference (which means that it is legally part of this Prospectus).


                      (OppenheimerFunds logo)


Shares of the Fund are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents

       ABOUT THE FUND

       Expenses

       A Brief Overview of the Fund

       Financial Highlights

       Investment Objective and Policies

       How the Fund is Managed

       Performance of the Fund


       ABOUT YOUR ACCOUNT

       How to Buy Shares

       Special Investor Services
       AccountLink
       Automatic Withdrawal and Exchange Plans
       Reinvestment Privilege
       Retirement Plans

       How to Sell Shares
       By Mail
       By Telephone
       By Wire
       By Checkwriting

       How to Exchange Shares

       Shareholder Account Rules and Policies

       Dividends and Taxes

ABOUT THE FUND

Expenses

  The Fund pays a variety of expenses directly for management of its assets, administration and other services, and those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders pay those expenses indirectly. The following tables are provided to help you understand your direct expenses of investing in the Fund and your share of the Fund's business operating expenses that you will bear indirectly. The calculations below are based on the Fund's expenses during its last fiscal year ended December 31, 1994.


  - Shareholder Transaction Expenses are charges you pay when you buy or sell shares of a mutual fund. The Fund has no sales charges to buy shares. Please refer to "About Your Account" for more information.


Maximum Sales Charge on Purchases      None
-----------------------------------------------
Sales Charge on Reinvested Dividends   None
-----------------------------------------------
Redemption Fees                        None(1)
-----------------------------------------------

Exchange Fee                           None

-----------------------

(1) There is a $10 transaction fee for redemptions paid by Federal Funds wire, but not for redemptions paid by check or by ACH wire through AccountLink, or for which checkwriting privileges are used (see "How to Sell Shares").


  - Annual Fund Operating Expenses are paid out of the Fund's assets and represent the Fund's expenses in operating its business. For example, the Fund pays management fees to its investment adviser, Oppenheimer Management Corporation (which is referred to in this Prospectus as the "Manager"). The rates of the Manager's fees are set forth in "How the Fund is Managed," below. The Fund has other regular expenses for services, such as transfer agent fees, custodial fees paid to the bank that holds its portfolio securities, audit fees and legal expenses. Those expenses are detailed in the Fund's Financial Statements in the Statement of Additional Information.



  The numbers in the chart below are projections of the Fund's business expenses based on the Fund's expenses in its last fiscal year. These amounts are shown as a percentage of the average net assets of the Fund for that year. The actual expenses in future years may be more or less than the numbers in the chart, depending on a number of factors, including the actual value of the Fund's assets.

Management Fees                                0.44%
-------------------------------------------------------
12b-1 Distribution Plan Fees                   None
-------------------------------------------------------
Other Expenses                                 0.38%
-------------------------------------------------------
Total Fund Operating Expenses                  0.82%



  - Examples. To try to show the effect of these expenses on an investment over time, we have created the hypothetical examples shown below. Assume that you make a $1,000 investment in shares of the Fund, and the Fund's annual return is 5%, and that its operating expenses are the ones shown in the Annual Fund Operating Expenses chart above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:

       1 year     3 years   5 years    10 years
-------------------------------------------------------------

       $8         $26       $46        $101

  These examples show the effect of expenses on an investment, but are not meant to state or predict actual or expected costs or investment returns of the Fund, all of which will vary.

A Brief Overview Of The Fund

  Some of the important facts about the Fund are summarized below, with references to the section of this Prospectus where more complete information can be found. You should carefully read the entire Prospectus before making a decision about investing in the Fund. Keep the Prospectus for reference after you invest, particularly for information about your account, such as how to sell or exchange shares.


  - What Is The Fund's Investment Objective? The Fund's objective is to seek the maximum current income that is consistent with stability of principal.


  - What Does The Fund Invest In? The Fund invests in high-quality money market securities. These are short-term highly liquid securities that meet specific credit quality standards under the Investment Company Act of 1940. Because of their large denominations, money market investments are generally unavailable to the smaller investor. The money market securities the Fund invests in may include U.S. Government securities, repurchase agreements, certificates of deposit and high quality commercial paper issued by companies. These and other types of money market securities are described in "Investment Objective and Policies" starting on page 8.


  -  Who Manages The Fund?  The Fund's investment adviser (the
"Manager") is Oppenheimer Management Corporation, which (including a subsidiary) manages investment company portfolios currently having over $30 billion in assets. The Manager is paid an advisory fee by the Fund, based on its assets. The Fund's portfolio manager, who is employed by the Manager and who is primarily responsible for the selection of the Fund's securities, is Carol E. Wolf. The Fund's Board of Directors, elected by shareholders, oversees the investment adviser and the portfolio manager. Please refer to "How the Fund is Managed," starting on page 13 for more information about the Manager and its fees.



  - How Risky Is The Fund? All investments carry risks to some degree. Money market funds in general are relatively conservative investments. The Fund attempts to maintain a stable share price of $1.00, but there is no guarantee it will do so. While money market securities are debt securities that may be affected by changes in interest rates, because of their short maturity and liquidity, their prices are less sensitive to interest rate changes than longer-term debt securities. Fluctuations in value of the Fund's securities will not generally result in gains or losses to the Fund since the Fund usually holds securities to their maturity. While the Fund is a conservative investment for those seeking income, liquidity and stability of principal, it is important to note that the Fund's shares are not guaranteed by the U.S. Government or insured by the FDIC.


  - How Can I Buy Shares? You can buy shares through your dealer or financial institution, or you can purchase shares directly through the Distributor by completing an Application or by using Federal Funds wires or an Automatic Investment Plan under AccountLink. Please refer to "How to Buy Shares" starting on page 15 for more details.



  - Will I Pay A Sales Charge To Buy Shares? No. Shares of the Fund are sold at their net asset value, without sales charge. Normally, the net asset value is $1.00 per share. There can be no assurance, however, that the Fund's net asset value will not vary.



  - How Can I Sell My Shares? Shares can be redeemed by mail or by telephone call to the Transfer Agent on any business day, or through your dealer or by writing a check against your Fund account, or by wire to a previously designated bank account. Please refer to "How to Sell Shares" starting on page 18.



  - How Has The Fund Performed? The Fund measures its performance by quoting its "yield" and "compounded effective yield," which measure historical performance. Those yields can be compared to the yields of other money market funds. Please remember that past performance does not guarantee future results.


Financial Highlights

The table on the following pages presents selected financial information about the Fund, including per share data and expense ratios and other data based on the Fund's average net assets. This information has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors, whose report on the Fund's financial statements for the fiscal year ended December 31, 1994, is included in the Statement of Additional Information.



                                       ---------------------------------------------------------------------------------------
                                       Financial Highlights
                                       ---------------------------------------------------------------------------------------


                                       Year Ended December 31,
                                       1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
=====================================================
=====================================================
====================
Per Share Operating Data:
Net asset value, beginning of year     $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00
 $ 1.00
------------------------------------------------------------------------------------------------------------------------------
Income from investment operations--
net investment income and net
realized gain on investments              .04      .03      .03      .06      .08      .08      .07      .06      .06      .07
------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions
to shareholders                          (.04)    (.03)    (.03)    (.06)    (.08)    (.08)    (.07)    (.06)    (.06)    (.07)
------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year           $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00   $ 1.00
$ 1.00
                                       ======   ======   ======   ======   ======
======   ======   ======   ======   ======

=====================================================
=====================================================
====================
Ratios/Supplemental Data:
Net assets, end of year
(in millions)                            $929     $611     $692     $899   $1,082     $940     $794     $718     $744
$738
------------------------------------------------------------------------------------------------------------------------------
Average net assets (in millions)         $804     $653     $811   $1,003   $1,033     $873     $713     $620     $752
 $1,026
------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding
at end of year (in millions)              929      611      692      899    1,082      940      794      718      744      738
------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                    3.79%    2.65%    3.42%    5.66%    7.66%    8.55%    6.98%    6.04%
6.12%    7.56%
Expenses                                  .82%     .87%     .88%     .77%     .74%     .78%     .80%     .86%     .77%
   .77%

                    See accompanying Notes to Financial Statements.


Investment Objective and Policies

Objective. The Fund invests its assets to seek the maximum current income that is consistent with stability of principal.

Investment Policies and Strategies. In seeking its objective, the Fund invests in short-term money market securities meeting quality standards consistent with Rule 2a-7 under the Investment Company Act of 1940. While those standards are intended to help the Fund maintain a stable share value, there can be no assurance that the Fund's net asset value will not vary from $1.00 per share or that the Fund will achieve its investment objective.


  - Money Market Securities in Which the Fund Invests. The following is a brief description of the types of money market securities in which the Fund may invest:


  - U.S. Government Securities. These include obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. These may include direct obligations of the U.S. Treasury, such as Treasury bills, notes and bonds. Other U.S. Government Securities are supported by the full faith and credit of the United States, such as pass-through certificates issued by the Government National Mortgage Association. Others may be supported by the right of the issuer to borrow from the U.S. Treasury, such as securities of Federal Home Loan Banks. Others may be supported only by the credit of the instrumentality, such as obligations of the Federal National Mortgage Association.


  - Bank Obligations and Instruments Secured By Them. These include time deposits, certificates of deposit and bankers' acceptances. They must be obligations of a domestic bank with total assets of at least $1 billion or U.S. dollar-denominated obligations of a foreign bank with total assets of at least U.S. $1 billion. The Fund may also invest in instruments secured by these types of bank obligations, such as separately-issued bank debt which is guaranteed by the bank. The term "bank" includes commercial banks, savings banks, and savings and loan associations, which may or may not be members of the Federal Deposit Insurance Corporation ("FDIC"). The term "foreign bank" includes foreign branches of U.S. banks ( which may be issuers of "Eurodollar" money market instruments), U.S. branches and agencies of foreign banks (which may be issuers of "Yankee dollar" instruments), and foreign branches of foreign banks.

  - Commercial Paper. Commercial paper is a short-term, unsecured promissory note of a domestic or foreign company. The Fund's purchase of commercial paper is limited to an issuer's direct obligations that at the time of the Fund's purchase of them are Eligible Securities (defined below). They also must be rated by at least one Rating Organization (this term is also defined below) in one of the two highest rating categories for short-term debt securities. They may also be an issuer's unrated securities judged by the Manager to be comparable to these other types of rated securities.


  - Corporate Obligations. The Fund may invest in corporate debt obligations, other than commercial paper, that at the time of the Fund's purchase of the obligations are Eligible Securities that are rated by at least one Rating Organization in one of the two highest rating categories for short-term debt securities. They may include comparable unrated securities.


  - Other Money Market Obligations. The Fund may invest in money market obligations other than those listed above if they are subject to repurchase agreements or guaranteed as to their principal and interest by a domestic bank having total assets in excess of $500 million or by a corporation whose commercial paper may be purchased by the Fund.



  - Board-Approved Money Market Instruments. These are U.S. dollar-denominated short-term investments that the Fund's Board of Directors determines present minimal credit risks and which are of "high quality" as determined by any Rating Organization. They may also include an instrument that is not rated, if the Board determines that it is of comparable quality to an instrument that is an "Eligible Security." This determination is made in light of the restrictions imposed by Rule 2a-7, described below. Currently, Board-approved instruments in which the Fund may invest include dollar-denominated obligations of foreign banks payable in the U.S. or in London, England, floating or variable rate demand notes, asset-backed securities, and bank loan participation agreements (subject to restrictions adopted by the Board). The Board may change its restrictions as to these investments from time to time.

  - Interest Rate Risk. The market value of the securities held by the Fund may be affected by changes in general interest rates. The current value of debt securities varies inversely with changes in prevailing interest rates. If interest rates increase after a security is purchased, that security would normally decline in value. If interest rates decrease after a security is purchased, its value would rise. However, those fluctuations in value will not generally result in realized gains or losses to the Fund since the Fund does not usually intend to dispose of securities prior to their maturity. A debt security held to maturity is redeemable by its issuer at full principal value plus accrued interest. The Fund may dispose of a portfolio security prior to its maturity if the Fund believes such disposition advisable or if the Fund needs to generate cash to satisfy redemptions. In such cases, the Fund may realize a capital gain or loss.


  - Portfolio Quality and Diversification. Under Rule 2a-7 of the Investment Company Act, the Fund uses the amortized cost method to value its portfolio securities to determine the Fund's net asset value per share. Rule 2a-7 places restrictions on a money market fund's investments. Under the Rule, the Fund may purchase only those securities that the Manager, under Board-approved procedures, has determined have minimal credit risks and are "Eligible Securities."


  An "Eligible Security" is one that has been rated in one of the two highest short-term rating categories by any two "nationally-recognized statistical rating organizations" (as defined in the Rule) (these are referred to as "Rating Organizations"), or, if only one Rating Organization has rated that security, it must have been rated in one of the two highest rating categories by that Rating Organization. An unrated security that is judged by the Manager to be of comparable quality to "Eligible Securities" rated by Rating Organizations may also be an "Eligible Security."


  Rule 2a-7 permits the Fund to purchase any number of "First Tier Securities." These are Eligible Securities rated in the highest rating category for short-term debt obligations by at least two Rating Organizations, or, if only one Rating Organization has rated a particular security, by that Rating Organization. Comparable unrated securities may also be First Tier Securities. Under Rule 2a-7, the Fund may invest only up to 5% of its assets in "Second Tier Securities," which are Eligible Securities that are not "First Tier Securities."


     In addition to the overall 5% limit on Second Tier Securities, the Fund may not invest more than (i) 5% of its total assets in the securities of any one issuer (other than the U.S. Government, its agencies or instrumentalities) or (ii) 1% of its total assets or $1 million (whichever is greater) in Second Tier Securities of any one issuer. The Fund's Board of Directors must approve or ratify the purchase of Eligible Securities that are unrated or are rated by only one Rating Organization. Additionally, under Rule 2a-7, the Fund must maintain a dollar-weighted average portfolio maturity of no more than 90 days, and the maturity of any single portfolio investment may not exceed 397 days. The Board regularly reviews reports from the Manager to show the Manager's compliance with the Fund's procedures and with the Rule.

 Appendix A of the Statement of Additional Information contains descriptions of the rating categories of Rating Organizations. Ratings at the time of purchase will determine whether securities may be acquired under the restrictions described above. Subsequent downgrades in ratings may require the Manager to reassess the credit risks presented by a security and may require its sale. The rating restrictions described in this Prospectus do not apply to banks in which the Fund's cash is kept.



  - Can the Fund's Investment Objective and Policies Change? The Fund has an investment objective, described above, as well as investment policies it follows to try to achieve its objective. Additionally, the Fund uses certain investment techniques and strategies in carrying out those investment polices. The Fund's investment policies and techniques are not "fundamental" unless this Prospectus or the Statement of Additional Information says that a particular policy is "fundamental." The Fund's investment objective is a fundamental policy.


  Fundamental policies are those that cannot be changed without the approval of a "majority" of the Fund's outstanding voting shares. The term "majority" is defined in the Investment Company Act to be a particular percentage of outstanding voting shares (and this term is explained in the Statement of Additional Information). The Fund's Board of Directors may change non-fundamental policies without shareholder approval, although significant changes will be described in amendments to this Prospectus.




Other Investment Techniques and Strategies. The Fund may also use the investment techniques and strategies described below. These techniques involve investment risks. The Statement of Additional Information contains more information about these practices, including limitations on their use that are designed to reduce some of the risks.

  - Floating Rate/Variable Rate Notes. The Fund may purchase notes with floating or variable interest rates. Variable rates are adjustable at stated periodic intervals. Floating rates are adjusted automatically according to a specified market index for such investments, such as the prime rate of a bank. If the maturity of these notes is greater than 397 days, they may be purchased if they have a demand feature permitting the Fund to recover the principal amount of the note on not more than thirty days' notice at any time, or at specified times not exceeding 397 days.

  - Obligations of Foreign Banks and Foreign Branches of U.S. Banks. Because the Fund may invest in U.S. dollar-denominated securities of (1) foreign banks that are payable in the U.S. or in London, England and (2) foreign branches of U.S. banks, the Fund may be subject to additional investment risks different from those incurred by an investment company that invests only in debt obligations of domestic branches of U.S. banks. These risks may include future political and economic developments of the country in which the bank or branch is located, possible imposition of withholding taxes on interest income payable on the securities, possible seizure or nationalization of foreign deposits, the possible establishment of exchange control regulations or the adoption of other governmental restrictions that might affect the payment of principal and interest on those securities. Additionally, not all U.S. and state banking laws and regulations applicable to domestic banks (relating to maintenance of reserves, loan limits and financial soundness) apply to foreign branches of domestic banks, and none of those regulations apply to foreign banks.

  - Bank Loan Participation Agreements. The Fund may invest in bank loan participation agreements that provide the Fund an undivided interest in a loan made by the issuing bank in the proportion the Fund's interest bears to the total principal amount of the loan. The Fund looks to the creditworthiness of the borrower obligated to make principal and interest payments on the loan. These investments are subject to the provisions of Rule 2a-7 and the Fund's limitation on investing in "illiquid securities," below.

  - Asset-Backed Securities. The Fund may invest in asset-backed securities, which are fractional interests in pools of consumer loans and other trade receivables. They are issued by trusts and special purpose corporations. They are backed by a pool of assets, such as credit card or auto loan receivables, which are the obligations of a number of different parties. The income from the underlying pool is passed through to holders, such as the Fund.


  These securities are frequently supported by a credit enhancement, such as a letter of credit, a guarantee or a preference right. However, the credit enhancement generally applies to only a fraction of the security's value. The Fund's investment in those securities is subject to Rule 2a-7, as described above. A risk of these securities is that the issuer of the security may have no security interest in the related collateral.


  - Loans of Portfolio Securities. To attempt to increase its income, the Fund may lend its portfolio securities to brokers, dealers and other financial institutions. These loans are limited to no more than 10% of the value of the Fund's total assets and are subject to other conditions described in the Statement of Additional Information. There are some risks in lending securities. The Fund could experience a delay in receiving additional collateral to secure a loan, or a delay in recovering the loaned securities. The Fund presently does not intend to lend its securities, but if it does, the value of securities loaned is not expected to exceed 5% of the value of the Fund's total assets.


  - Repurchase Agreements. The Fund may enter into repurchase agreements. In a repurchase transaction, the Fund buys a security and simultaneously sells it to the vendor for delivery at a future date. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Fund will not enter into a repurchase agreement that will cause more than 10% of its net assets to be subject to repurchase agreements maturing in more than seven days. There is no limit on the amount of the Fund's net assets that may be subject to repurchase agreements of seven days or less.

  - Illiquid and Restricted Securities. Under the policies and procedures established by the Fund's Board of Directors, the Manager determines the liquidity of certain of the Fund's investments. Investments may be illiquid because of the absence of an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933. The Fund will not invest more than 10% of its net assets in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional purchasers, are not subject to that limit.

Other Investment Restrictions. The Fund has other investment restrictions which are fundamental policies. Under these fundamental policies, the Fund cannot do any of the following: (1) invest more than 5% of its total assets in securities of any issuer (except the U.S. Government or its agencies or instrumentalities); (2) concentrate investments in any particular industry; therefore the Fund will not purchase the securities of companies in any one industry if more than 25% of the value of the Fund's total assets would consist of securities of companies in that industry; except for obligations of foreign branches of domestic banks, or obligations issued or guaranteed by foreign banks, the investments set forth in "U.S. Government Securities" and "Bank Obligations and Instruments Secured By Them" under "Investment Objective and Policies" are not included in this limitation; (3) make loans, except through the purchase of the types of debt securities listed under "Investment Objective and Policies" or through repurchase agreements; the Fund may also lend securities as described above under "Loans of Portfolio Securities"; (4) borrow money in excess of 5% of the value of its total assets; the Fund may borrow only as a temporary measure for extraordinary or emergency purposes and no assets of the Fund may be pledged, mortgaged or assigned to secure a debt; and (5) invest more than 5% of the value of its total assets in securities of companies that have operated less than three years, including the operations of predecessors.


  All of the percentage restrictions described above (except those restricting borrowing money) and elsewhere in this Prospectus apply only at the time the Fund purchases a security, and the Fund need not dispose of a security merely because the size of the Fund's assets has changed or the security has increased in value relative to the size of the Fund. There are other fundamental policies discussed in the Statement of Additional Information.


How the Fund is Managed

Organization and History. The Fund was incorporated in Maryland in 1973. The Fund is a diversified, open-end management investment company.

  The Fund is governed by a Board of Directors, which is responsible for protecting the interests of shareholders under Maryland law. The Directors meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager.

"Directors and Officers of the Fund" in the Statement of Additional Information names the Directors and provides more information about them and the officers of the Fund. Although the Fund is not required by law to hold annual meetings, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Director or to take other action described in the Fund's Articles of Incorporation.


The Manager and Its Affiliates. The Fund is managed by the Manager, Oppenheimer Management Corporation, which is responsible for selecting the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Directors, under an Investment Advisory Agreement that states the Manager's responsibilities. The agreement sets forth the fees paid by the Fund to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.

  The Manager has operated as an investment adviser since 1959. The Manager (including a subsidiary) currently manages investment companies, including other OppenheimerFunds, with assets of more than $30 billion as of March 31, 1995, and with more than 2.4 million shareholder accounts. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.


  - Portfolio Manager. The Manager has designated a Portfolio Manager as the person principally responsible for the day to day management of the Fund's portfolio. Carol E. Wolf has been the principal portfolio manager since November, 1988. She also serves as a Vice President of the Fund. Ms. Wolf is also an officer of Centennial Asset Management Corporation, an investment adviser subsidiary of the Manager, and is an officer and portfolio manager of other OppenheimerFunds.


  - Fees and Expenses. Under the Investment Advisory Agreement, the
Fund pays the Manager the following annual fees, which decline on additional assets as the Fund grows: 0.45% of the first $500 million of aggregate net assets, 0.425% of the next $500 million, 0.40% of the next $500 million, and 0.375% of net assets in excess of $1.5 billion. The Fund's management fee for its last fiscal year was 0.44% of the Fund's average annual net assets.

  The Fund pays expenses related to its daily operations, such as custodian fees, Directors' fees, transfer agency fees, legal and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders, but are indirectly borne by shareholders through their investment. More information about the Investment Advisory Agreement and the other expenses paid by the Fund is contained in the Statement of Additional Information.

  - The Distributor. The Fund's shares are sold through dealers and brokers that have a sales agreement with Oppenheimer Funds Distributor, Inc., a subsidiary of the Manager that acts as the Fund's Distributor. The Distributor also distributes the shares of other mutual funds managed by the Manager (the "OppenheimerFunds") and is sub-distributor for funds managed by a subsidiary of the Manager.

  - The Transfer Agent.  The Fund's transfer agent is Oppenheimer
Shareholder Services, a division of the Manager, which acts as the shareholder servicing agent for the Fund and the other OppenheimerFunds on an "at-cost" basis. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free numbers shown below in this Prospectus and on the back cover.

Performance of the Fund

Explanation of "Yield." The Fund uses the terms "yield" and "compounded effective yield" to illustrate its performance. This performance information may be useful to help you see how well your investment has done and to compare it to other money market funds.

  The "yield" of the fund is the income generated by an investment in the Fund over a seven-day period, which is then "annualized." In annualizing, the amount of income generated by the investment during that seven days is assumed to be generated each week over a 52-week period, and is shown as a percentage of the investment.

  The "compounded effective yield" is calculated similarly, but the annualized income earned by an investment in the Fund is assumed to be reinvested in additional shares. The "compounded effective yield" will be slightly higher than the yield because of the effect of the assumed reinvestment.


  It is important to understand that the Fund's yields represent past performance and should not be considered to be predictions of future performance. The Fund's investment performance will vary over time, depending on market conditions, the composition of the portfolio, and expenses. More detailed information about how yields are calculated is contained in the Statement of Additional Information, which also contains information about other ways to measure and compare the Fund's performance.

ABOUT YOUR ACCOUNT

How to Buy Shares

How Much Must You Invest? You can open a Fund account with a minimum initial investment of $1,000 and make additional investments at any time with as little as $25. There are reduced minimum investments under special investment plans.

  With Asset Builder Plans, Automatic Exchange Plans, 403(b)(7) custodial plans and military allotment plans, you can make initial and subsequent investments of as little as $25. Subsequent purchases of at least $25 can be made by telephone through AccountLink.

  Under pension and profit-sharing plans and Individual Retirement Accounts (IRAs), you can make an initial investment of as little as $250 (if your IRA is established under an Asset Builder Plan, the $25 minimum applies), and subsequent investments may be as little as $25.

  There is no minimum investment requirement if you are buying shares by reinvesting dividends from the Fund or other OppenheimerFunds (a list of them appears in the Statement of Additional Information, or you can ask your dealer or call the Transfer Agent), or by reinvesting distributions from unit investment trusts that have made arrangements with the Distributor.

  - How Are Shares Purchased? You can buy shares several ways -- through any dealer, broker or financial institution that has a sales agreement with the Distributor, or directly through the Distributor, or automatically from your bank account through an Asset Builder Plan under the OppenheimerFunds AccountLink service.

  - Buying Shares Through Your Dealer. Your dealer will place your order with the Distributor on your behalf.

  - Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account Application and return it with a check payable to "Oppenheimer Funds Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217.

If you don't list a dealer on the application, the Distributor will act as your agent in buying the shares.

  - Payment by Check. If payment is made by check in U.S. dollars drawn on a U.S. bank, dividends will begin to accrue on the next regular business day after the purchase order is accepted by the Distributor.

  - Payment by Federal Funds Wire. Shares may be purchased by Federal Funds wire. The minimum investment is $2,500. You must first call the Distributor's Wire Department at 1-800-525-7041 to notify the Distributor of the wire, and to receive further instructions.

  - Guaranteed Payment. Broker-dealers that have sales agreements with the Distributor may place purchase orders for shares on a regular business day with the Distributor before the close of The New York Stock Exchange, which is normally 4:00 P.M., but may be earlier on some days, and the order will be effected that day if the broker-dealer guarantees that the Fund's custodian bank will receive Federal Funds to pay for the purchase by 2:00 P.M. on the next regular business day. Dividends will begin to accrue on shares purchased in this way on the regular business day the Federal Funds are received by the required time.


  - Buying Shares Through OppenheimerFunds AccountLink. You can use AccountLink to link your Fund account with an account at a U.S. bank or other financial institution that is an Automated Clearing House (ACH) member. You can then transmit funds electronically to purchase shares, or to have the Transfer Agent send redemption proceeds, or transmit dividends and distributions to your bank account.

  Shares are purchased for your account on AccountLink on the regular business day the Distributor is instructed by you to initiate the ACH transfer to buy shares. You can provide those instructions automatically, under an Asset Builder Plan, described below, or by telephone instructions using OppenheimerFunds PhoneLink, also described below. You should request AccountLink privileges on the Application or dealer settlement instructions used to establish your account. Please refer to "AccountLink," below for more details.

  - Asset Builder Plans. You may purchase shares of the Fund (and up to four other OppenheimerFunds) automatically each month from your account at a bank or other financial institution under an Asset Builder Plan with AccountLink. Details are on the Application and in the Statement of Additional Information.

  - At What Price Are Shares Sold? The Fund's shares may be purchased at net asset value without sales charge. The net asset value will remain fixed at $1.00 per share, except under extraordinary circumstances. There can be no guarantee that the Fund will maintain a stable net asset value of $1.00 per share.


  In most cases the Distributor must receive your order by the time of day The New York Stock Exchange closes to enable your order to be effected that day. The close of The New York Stock Exchange is normally 4:00 P.M., New York time, but may be earlier on some days (all references to time in this Prospectus mean New York time). The net asset value is determined as of that time on each day The New York Stock Exchange is open (which is a "regular business day"). If you buy shares through a dealer, unless your dealer uses the "guaranteed payment" procedure described above, the dealer must receive your order by the close of The New York Stock Exchange on a regular business day and transmit your order and payment to the Distributor so that it is received before the Distributor's close of business that day, which is normally 5:00 P.M. The Distributor may reject any purchase order for the Fund's shares, in its sole discretion.


Special Investor Services

AccountLink. OppenheimerFunds AccountLink links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include purchases of shares by telephone (either through a service representative or by PhoneLink, described below), automatic investments under Asset Builder Plans, and sending dividends and distributions or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call the Transfer Agent for more information.

  AccountLink privileges should be requested on the Application you use to buy shares, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request AccountLink privileges on signature-guaranteed instructions to the Transfer Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

  - Using AccountLink to Buy Shares. Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call the Distributor at 1-800-852-8457. The purchase payment will be debited from your bank account.

  - PhoneLink. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal
Identification Number (PIN), by calling the special PhoneLink number: 1-800-533-3310.

  - Purchasing Shares. You may purchase shares in amounts up to $100,000 by phone, by calling 1-800-533-3310. You must have established AccountLink privileges to link your bank account with the Fund, to pay for these purchases.


  - Exchanging Shares. With the OppenheimerFunds Exchange Privilege, described below, you can exchange shares automatically by phone from your Fund account to another OppenheimerFunds account you have already established by calling the special PhoneLink number. Please refer to "How to Exchange Shares," below, for details.

  - Selling Shares. You can redeem shares by telephone automatically by calling the PhoneLink number and the Fund will send the proceeds directly to your AccountLink bank account. Please refer to "How to Sell Shares," below, for details.


Automatic Withdrawal and Exchange Plans. The Fund has several plans that enable you to sell shares automatically or exchange them to another OppenheimerFunds account on a regular basis:


  - Automatic Withdrawal Plans. If your Fund account is worth $5,000 or more, you can establish an Automatic Withdrawal Plan to receive payments of at least $50 on a monthly, quarterly, semi-annual or annual basis. The checks may be sent to you or sent automatically to your bank account by AccountLink. You may even set up certain types of withdrawals of up to $1,500 per month by telephone. You should consult the Application and Statement of Additional Information for more details.


  - Automatic Exchange Plans. You can authorize the Transfer Agent automatically to exchange an amount you establish in advance for shares of up to five other OppenheimerFunds on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum purchase for each OppenheimerFunds account is $25. These exchanges are subject to the terms of the Exchange privilege, described in "How To Exchange Shares," below.


Reinvestment Privilege. If you redeem some or all of your Fund shares that were purchased by reinvesting dividends or by exchanging shares from another OppenheimerFunds account on which you already paid a sales charge, you have up to 6 months to reinvest all or part of the redemption proceeds in Class A shares of other OppenheimerFunds without paying a sales charge.

You must be sure to ask the Distributor for this privilege when you send your payment. Please consult the Statement of Additional Information for more details.

Retirement Plans. Fund shares are available as an investment for your retirement plans. If you participate in a plan sponsored by your employer, the plan trustee or administrator must make the purchase of shares for your retirement plan account. The Distributor offers a number of different retirement plans that can be used by individuals and employers:

  - Individual Retirement Accounts including rollover IRAs, for individuals and their spouses

  - 403(b)(7) Custodial Plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations


  - SEP-IRAs (Simplified Employee Pension Plans) for small business owners or people with income from self-employment, including SAR-SEP IRAs

  - Pension and Profit-Sharing Plans for self-employed persons and other employers

  Please call the Distributor for the OppenheimerFunds plan documents, which contain important information and applications.

How to Sell Shares

  You can arrange to take money out of your account on any regular business day by selling (redeeming) some or all of your shares. Your shares will be sold at the next net asset value calculated after your order is received and accepted by the Transfer Agent. The Fund offers you a number of ways to sell your shares: in writing, by using the Fund's checkwriting privilege, by wire or by telephone. You can also set up Automatic Withdrawal Plans to redeem shares on a regular basis, as described above. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner, or from a retirement plan, please call the Transfer Agent first, at 1-800-525-7048, for assistance.

  - Retirement Accounts. To sell shares in an OppenheimerFunds retirement account in your name, call the Transfer Agent for a distribution request form. There are special income tax withholding requirements for distributions from retirement plans and you must submit a withholding form with your request to avoid delay. If your retirement plan account is held for you by your employer, you must arrange for the distribution request to be sent by the plan administrator or trustee. There are additional details in the Statement of Additional Information.

  - Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, certain redemption requests must be in writing and must include a signature guarantee in the following situations (there may be other situations also requiring a signature guarantee):

  - You wish to redeem more than $50,000 worth of shares and receive a check
  - A redemption check is not payable to all shareholders listed on the account statement
  - A redemption check is not sent to the address of record on your statement
  - Shares are being transferred to a Fund account with a different owner or name
  - Shares are redeemed by someone other than the owners (such as an Executor)

  - Where Can I Have My Signature Guaranteed? The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency. If you are signing on behalf of a corporation, partnership or other business, or as a fiduciary, you must also include your title in the signature.

Selling Shares by Mail.  Write a "letter of instructions" that includes:

  - Your name
  - The Fund's name
  - Your Fund account number (from your account statement)
  - The dollar amount or number of shares to be redeemed
  - Any special payment instructions
  - Any share certificates for the shares you are selling,

  - The signatures of all registered owners exactly as the account is registered, and
  - Any special requirements or documents requested by the Transfer
Agent to assure proper authorization of the person asking to sell shares.


Use the following address for requests by mail:
Oppenheimer Shareholder Services
P.O. Box 5270
Denver, Colorado 80217

Send courier or Express Mail requests to:
Oppenheimer Shareholder Services
10200 E. Girard Avenue, Building D
Denver, Colorado 80231

Selling Shares by Telephone. You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price on a regular business day, your call must be received by the Transfer Agent by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. Shares held in an OppenheimerFunds retirement plan or under a share certificate may not be redeemed by telephone.

  - To redeem shares through a service representative, call
1-800-852-8457
  - To redeem shares automatically on PhoneLink, call 1-800-533-3310

  Whichever method you use, you may have a check sent to the address on the account statement or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds wired to that bank account.

  - Telephone Redemptions Paid by Check. Up to $50,000 may be redeemed by telephone, once in any 7-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

  - Telephone Redemptions Through AccountLink. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH wire to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be wired.

Selling Shares Through Your Dealer. The Distributor has made arrangements to repurchase Fund shares from dealers and brokers on behalf of their customers. Brokers or dealers may charge for that service. Please refer to "Special Arrangements for Repurchase of Shares from Dealers and Brokers" in the Statement of Additional Information for more details.


Selling Shares by Wire. You may request that redemption proceeds of $2,500 or more be wired to a previously designated account at a commercial bank that is a member of the Federal Reserve wire system. The wire will normally be transmitted on the next bank business day after the redemption of shares. To place a wire redemption request, call the Transfer Agent at 1-800-525-7048. There is a $10 fee for each wire.

Checkwriting. To be able to write checks against your Fund account, you may request that privilege on your account Application or you can contact the Transfer Agent for signature cards, which must be signed (with a signature guarantee) by all owners of the account and returned to the Transfer Agent so that checks can be sent to you to use. Shareholders with joint accounts can elect in writing to have checks paid over the signature of one owner.

  - Checks can be written to the order of whomever you wish, but may not be cashed at the Fund's bank or custodian.
  - Checkwriting privileges are not available for accounts holding shares subject to a contingent deferred sales charge.
  - Checks must be written for at least $100.
  - Checks cannot be paid if they are written for more than your account value.

  - You may not write a check that would require the Fund to redeem shares that were purchased by check or Asset Builder Plan payments within the prior 10 days.
  - Don't use your checks if you changed your Fund account number.

How to Exchange Shares

  Shares of the Fund may be exchanged for Class A shares of other OppenheimerFunds. Fund shares purchased by reinvesting dividends or by exchange of shares from other OppenheimerFunds accounts on which you paid a sales charge may be exchanged at net asset value per share at the time of exchange, without sales charge. However, when you exchange other shares of the Fund for shares of OppenheimerFunds that have a sales charge, you will be subject to that charge. To exchange shares, you must meet several conditions:

  - Shares of the fund selected for exchange must be available for sale in your state of residence
  - The prospectuses of this Fund and the fund whose shares you want to buy must offer the exchange privilege
  - You must hold the shares you buy when you establish your account for at least 7 days before you can exchange them; after the account is open 7 days, you can exchange shares every regular business day
  - You must meet the minimum purchase requirements for the fund you purchase by exchange
  - Before exchanging into a fund, you should obtain and read its prospectus

  Shares of a particular class may be exchanged only for shares of the same class in the other OppenheimerFunds. For example, you can exchange shares of this Fund only for Class A shares of another fund. If a fund has only one class of shares that does not have a class designation, they are "Class A" shares for exchanging purposes. In some cases, sales charges may be imposed on exchange transactions. Please refer to "How to Exchange Shares" in the Statement of Additional Information for more details.

  Exchanges may be requested in writing or by telephone:

  - Written Exchange Requests. Submit an OppenheimerFunds Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at the addresses listed in "How to Sell Shares."

  - Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative at 1-800-852-8457 or by using PhoneLink for automated exchanges, by calling 1-800-533-3310. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address. Shares held under certificates may not be exchanged by telephone.


  You can find a list of OppenheimerFunds currently available for exchange in the Statement of Additional Information or by calling a service representative at 1-800-525-7048. For tax purposes, exchanges of shares involve a redemption of the shares of the fund you own and a purchase of shares of the other fund.

  There are certain exchange policies you should be aware of:

  - Shares are normally redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the Transfer Agent receives an exchange request that is in proper form by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. However, either fund may delay the purchase of shares of the fund you are exchanging into if it determines it would be disadvantaged by a same-day transfer of the proceeds to buy shares. For example, the receipt of multiple exchange requests from a dealer in a "market-timing" strategy might require the disposition of securities at a time or price disadvantageous to the Fund.



  - Because excessive trading can hurt fund performance and harm shareholders, the Fund reserves the right to refuse any exchange request that will disadvantage it, or to refuse multiple exchange requests submitted by a shareholder or dealer.

  - The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund will attempt to provide you notice whenever it is reasonably able to do so, it may impose these changes at any time.

  - If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.

Shareholder Account Rules and Policies

  - Net Asset Value Per Share of the Fund will remain fixed at $1.00, except under extraordinary circumstances (see "Determination of Net Asset Value Per Share" in the Statement of Additional Information for further information).

  - The offering of shares may be suspended during any period in which the determination of net asset value is suspended, and the offering may be suspended by the Board of Directors at any time the Board believes it is in the Fund's best interest to do so.

  - Telephone Transaction Privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless and until the Transfer Agent receives cancellation instructions from an owner of the account.

  - The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. If the Transfer Agent does not use reasonable procedures it may be liable for losses due to unauthorized transactions, but otherwise neither it nor the Fund will be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine. If you are unable to reach the Transfer Agent during periods of unusual market activity, you may not be able to complete a telephone transaction and should consider placing your order by mail.

  - Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.

  - Dealers that can perform account transactions for their clients by participating in NETWORKING through the National Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.


  - Payment for redeemed shares is made ordinarily in cash and forwarded by check or through AccountLink (as elected by the shareholder under the redemption procedures described above) within 7 days after the Transfer Agent receives redemption instructions in proper form, except under unusual circumstances determined by the Securities and Exchange Commission delaying or suspending such payments. Effective June 7, 1995, for accounts registered in the name of a broker-dealer, payment will be forwarded within 3 business days. The Transfer Agent may delay forwarding a check or processing a payment via AccountLink for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as 10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by certified check or arrange to have your bank provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.


  - "Backup Withholding" of Federal income tax may be applied at the rate of 31% from dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund a certified Social Security or Employer Identification Number when you sign your application, or if you violate Internal Revenue Service regulations on tax reporting of income.


  - The Fund does not charge a redemption fee, but if your dealer or broker handles your redemption, they may charge a fee. That fee can be avoided by redeeming your Fund shares directly through the Transfer Agent.

The Fund will charge a $10 transaction fee for sending redemption proceeds by Federal Funds wire.


  - To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each annual and semi-annual report to shareholders having the same last name and address on the Fund's records. However, each shareholder may call the Transfer Agent at 1-800-525-7048 to ask that copies of those materials be sent personally to that shareholder.


Dividends and Taxes

Dividends. The Fund declares dividends from net investment income and pays those dividends to shareholders monthly as of a date selected by the Board of Directors. To effect its policy of maintaining a net asset value of $1.00 per share, under certain circumstances, the Fund may withhold dividends or make distributions from capital or capital gains. The Fund intends to be as fully invested as practicable to maximize its yield. Therefore, dividends will accrue on newly-purchased shares only after the purchase order is accepted by the Distributor, as described in "How to Buy Shares."

Capital Gains. The Fund may make distributions annually in December out of any net short-term or long-term capital gains, and the Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. Long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the year. Short-term capital gains are treated as dividends for tax purposes. Because the Fund normally holds its investments to maturity, normally the Fund will not pay any capital gains distributions.

Distribution Options. When you open your account, specify on your application how you want to receive your distributions. For
OppenheimerFunds retirement accounts, all distributions are reinvested. For other accounts, you have four options:

  - Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and long-term capital gains distributions in additional shares of the Fund.
  - Reinvest Long-Term Capital Gains Only. You can elect to reinvest long-term capital gains in the Fund while receiving dividends by check or sent to your bank account on AccountLink.
  - Receive All Distributions in Cash. You can elect to receive a check for all dividends and long-term capital gains distributions or have them sent to your bank on AccountLink.
  - Reinvest Your Distributions in Another OppenheimerFunds Account.
You can reinvest all distributions in another OppenheimerFunds account you have established.

Taxes. If your account is not a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. It does not matter how long you held your shares. Distributions are subject to federal income tax and may be subject to state or local taxes. Your distributions are taxable when paid, whether you reinvest them in additional shares or take them in cash. Every year the Fund will send you and the IRS a statement showing the amount of each taxable distribution you received in the previous year.

  - Taxes on Transactions. Share redemptions, including redemptions for exchanges, are subject to capital gains tax. A capital gain or loss is the difference, if any, between the price you paid for the shares and the price you received when you sold them. Because the Fund's share price will normally remain fixed at $1.00 per share, it is unlikely under normal circumstances that you will realize a capital gain or loss on selling your shares (but there can be no assurance that the Fund's share price will not vary).



  - Returns of Capital. In certain cases distributions made by the Fund may be considered a non-taxable return of capital to shareholders. If that occurs, it will be identified in notices to shareholders. A non-taxable return of capital may reduce your tax basis in your Fund shares.

  This information is only a summary of certain federal tax information about your investment. More information is contained in the Statement of Additional Information, and in addition you should consult with your tax adviser about the effect of an investment in the Fund on your particular tax situation.

Oppenheimer Money Market Fund, Inc.
3410 South Galena Street
Denver, Colorado 80231

Investment Adviser
Oppenheimer Management Corporation
Two World Trade Center
New York, New York 10048-0203

Distributor
Oppenheimer Funds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer and Shareholder Servicing Agent
Oppenheimer Shareholder Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
Citibank, N.A.
399 Park Avenue
New York, New York 10043

Independent Auditors
KPMG Peat Marwick LLP
707 Seventeenth Street
Denver, Colorado 80202

Legal Counsel
Gordon Altman Butowsky Weitzen
  Shalov & Wein
114 West 47th Street
New York, New York 10036

No dealer, broker, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the Statement of Additional Information, and if given or made, such information and representations must not be relied upon as having been authorized by the Fund, Oppenheimer Management Corporation, Oppenheimer Funds Distributor, Inc. or any affiliate thereof.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 15th day of March, 1996.

                     OPPENHEIMER MONEY MARKET FUND, INC.
                          By: /s/ Bridget A. Macaskill*
                          ----------------------------------------
                          Bridget A. Macaskill, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                      Title                Date

/s/ Leon Levy*                  Chairman of the      March 15, 1996
-----------------------------   Board of Directors
Leon Levy

/s/ George Bowen*               Chief Financial      March 15, 1996
-----------------------------   and Accounting
George Bowen                    Officer

/s/ Robert G. Galli*            Director             March 15, 1996
-----------------------------
Robert G. Galli

/s/ Benjamin Lipstein*          Director             March 15, 1996
-----------------------------
Benjamin Lipstein

/s/ Bridget A. Macaskill*       President            March 15, 1996
------------------------        and Director
Bridget A. Macaskill

/s/ Elizabeth B. Moynihan*      Director             March 15, 1996
-----------------------------
Elizabeth B. Moynihan

/s/ Kenneth A. Randall*         Director             March 15, 1996
-----------------------------
Kenneth A. Randall

/s/ Edward V. Regan*            Director             March 15, 1996
-----------------------------
Edward V. Regan



/s/ Russell S. Reynolds, Jr.*   Director             March 15, 1996
-----------------------------
Russell S. Reynolds, Jr.

/s/ Donald W. Spiro*            Director             March 15, 1996
-----------------------------
Donald W. Spiro

/s/ Sidney M. Robbins*          Director             March 15, 1996
-----------------------------
Sidney M. Robbins

/s/ Pauline Trigere*            Director             March 15, 1996
-----------------------------
Pauline Trigere

/s/ Clayton K. Yeutter*         Director             March 15, 1996
-----------------------------
Clayton K. Yeutter


*By: /s/ Robert G. Zack
--------------------------------
Robert G. Zack, Attorney-in-Fact